1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X         Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No        X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Results of the Extraordinary General Meeting and Poll Results, dated August 31, 2007	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 4, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

EXTRAORDINARY GENERAL MEETING HELD ON 31 AUGUST 2007 – POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the EGM of the Company held on 31 August 2007.

Results of the EGM

The Board of China Telecom Corporation Limited (the “Company”) is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 31 August 2007 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

A-1

The poll results in respect of the proposed resolutions at the EGM were as follows:

	Ordinary Resolutions	No. of votes (%)
		For	Against
1.	Ordinary resolution numbered 1 of the Notice of Extraordinary General Meeting dated 6 July 2007 (to approve the resignation of Madam Huang Wenlin as an executive director of the Company)	71,951,594,513 (100)%	0 (0)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	Ordinary resolution numbered 2 of the Notice of Extraordinary General Meeting dated 6 July 2007 (to approve the appointment of Mr. Zhang Chenshuang as an executive director of the Company)	71,908,751,850 (99.9425)%	41,342,663 (0.0575)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H share, acted as scrutineer for the vote-taking at the EGM.

Change of Directors

The resignation from the position of executive director of the Company of Madam Huang Wenlin was approved at the EGM. Madam Huang proposed to resign from her position as executive director of the Company as she would take up a post with China Mobile Communications Corporation. Madam Huang has confirmed that she had no disagreement with the Board and did not have any matters, in relation to her resignation, that should be brought to the attention of the shareholders. The Board takes this opportunity to express its gratitude for the valuable contribution by Madam Huang Wenlin to the Company during her tenure of office.

The appointment for the position of executive director of the Company of Mr. Zhang Chenshuang was approved at the EGM, with effect from 31 August 2007 to 9 September 2008. The Company will enter into a service contract with Mr. Zhang Chenshuang. The Board will determine the remuneration of Mr. Zhang with reference to his duty, responsibility, experience as well as the current market situations.

Mr. Zhang Chenshuang, aged 55, is a vice president of China Telecommunications Corporation, the controlling shareholder of the Company. Mr. Zhang has held positions such as executive director and vice president of China Mobile Limited, vice president of China Mobile Communications Corporation, director of China Mobile Communication Co., Ltd., the assistant to the president of China Mobile Communications Corporation, director general of the Neimenggu Posts and Telecommunications Administration, and deputy director general of the Office of the Ministry of Posts and Telecommunications. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 27 years of experience in the telecommunications industry.

A-2

Save as disclosed herein, Mr. Zhang Chenshuang has not held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Zhang has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, there is no other information relating to the appointment of Mr. Zhang Chenshuang to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Mr. Zhang Chenshuang as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 31 August 2007

A-3